FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2012

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No       X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated March 15, 2012;	1

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended December 31, 2011; and	11

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 12-Month Period ended December 31, 2011.

March 15, 2012

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR FULL YEAR AND FOURTH QUARTER 2011

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Company”) today reported its full year and fourth quarter consolidated financial results for 2011. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 54.7% interest.

Quebecor adopted International Financial Reporting Standards (“IFRS”) on January 1, 2011. The Corporation’s consolidated financial statements for the full year and fourth quarter of 2011 have therefore been prepared in accordance with IFRS and comparative data for 2010 have been restated. For more information, see “Transition to IFRS” below.

Highlights

2011 financial year:

➢	Revenues: up $206.5 million (5.2%) to $4.21 billion in 2011 due to sustained growth in the Telecommunications segment.

➢	Operating income[1]: up $8.3 million (0.6%) from 2010 to $1.34 billion.

➢	Net income attributable to shareholders: $201.0 million ($3.14 per basic share), down $24.3 million ($0.36 per basic share) from $225.3 million ($3.50 per basic share) in 2010.

➢	Adjusted income from continuing operations[2]: $191.5 million in 2011 ($2.99 per basic share), down $29.1 million ($0.43 per basic share) from $220.6 million ($3.42 per basic share) in 2010.

➢	Videotron Ltd. (“Videotron”) added 375,800 revenue-generating units[3], its largest annual customer growth since 2008 and a 39.3% increase over the growth recorded in 2010:

•

Net increase of 49,900 cable television customers in 2011 (34,600 in 2010), including a 181,200-subscriber increase for the digital service (135,500 in 2010), the strongest annual growth for the digital service since its launch in 1999. Total revenues from cable television services passed the $1 billion mark.

•	Net increase of 80,400 customers for the cable Internet access service (81,500 in 2010).

•	Net increase of 91,000 customers for the cable telephony service (100,300 in 2010).

•

Net increase of 154,500 subscriber connections for the mobile telephony service. As of December 31, 2011, Videotron’s 4G network was available to nearly seven million people in Québec and eastern Ontario.

[1]	See “Operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”
[3]	Revenue-generating units are the sum of cable television, Internet access and cable telephone service subscriptions, plus subscriber connections to the mobile telephone service.

Fourth quarter 2011:

➢	Revenues: $1.15 billion in the fourth quarter of 2011, up $59.8 million (5.5%) from the same quarter of 2010.

➢	Operating income: $369.2 million, an increase of $10.1 million (2.8%).

➢	Net income attributable to shareholders: $85.4 million ($1.34 per basic share) compared with $46.6 million ($0.72 per basic share) in the fourth quarter of 2010, an increase of $38.8 million ($0.62 per basic share).

➢	Adjusted income from continuing operations: $55.6 million in the fourth quarter of 2011 ($0.87 per basic share), compared with $58.2 million ($0.90 per basic share) in the fourth quarter of 2010, a decrease of $2.6 million ($0.03 per basic share).

“Quebecor grew its revenues by $206.5 million or 5.2% in 2011, mainly because of the sustained performance of our Telecommunications segment,” commented Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Videotron achieved its largest annual customer base growth in three years, with a 39.3% increase over the growth recorded in 2010. The strong performance was due, among other things, to effective bundling strategies at a time when over-the-air analog television broadcasting was coming to an end. With respect to financial results, the Telecommunications segment’s operating income was up $51.5 million (4.9%) from 2010, despite additional operating costs generated by the new mobile telephony service launched in September 2010. At the end of 2011, there were 290,600 subscriber connections to the mobile service, including 154,900 subscriber additions in 2011. It was a remarkable year in all respects for all of the Telecommunications segment’s services.

“In our News Media and Broadcasting segments, we continued developing our business proposition to local, provincial and national advertisers in 2011. In view of ongoing technological change and the proliferation of media and content delivery channels, we decided to adapt our offerings to changing and converging communications methods and channels. The contracts signed by our National Sales Offices in Ontario and Québec now combine the development, production and implementation of full, innovative, convergent advertising and marketing plans. Capitalizing on the strength of their well-known brands and leveraging all forms of media creativity, our National Sales Offices now offer advertisers one-stop shopping. We now have the ability to run a multimedia communications campaign on all of Quebecor Media’s platforms in order to create a promotional event that can reach target audiences quickly and on a massive scale.

“The launch of the Le Sac Plus door-knob bag in August 2011 also illustrates our ability to interact with consumers. The contracts to print the Jean Coutu Group (PJC) Inc. pharmacy chain’s flyers and to distribute them in the door-knob bag demonstrate the complementary fit among Quebecor Media’s multiproduct offerings. In addition to distributing all of Quebecor Media’s community newspapers in Québec, the Le Sac Plus bag contains advertising materials such as flyers, leaflets, product samples, and other value-added promotions every week.

“Keeping pace with changes in communications channels and methods, the new Le Journal de Montréal and Le Journal de Québec websites launched in February 2012 offer an exceptional user experience, in line with Sun Media Corporation’s innovative Internet approach, already implemented at other dailies. While the new sites reflect the tone and style that have made the print versions of the newspapers successful, they offer more videos and photos, as well as increased opportunities for interaction with columnists, leveraging Quebecor Media’s full potential for convergence.

“For its part, TVA Group Inc. (“TVA Group”) continued diversifying and expanding its product line-up in 2011 by launching a number of specialty channels: the English-language news and opinion channel Sun News Network (“Sun News”), TVA Sports, and the women’s channel Mlle. TVA Group signed agreements with, among others, Bell and Rogers Communications Inc. in 2011 and 2012, securing carriage of a number of its specialty channels on Canada’s largest cable providers.

“The News Media and Broadcasting segments’ financial results were affected in 2011 by the major investments required for product and service launches, and by the impact of increased competition and of the economic climate on the advertising market. Management considers these investments to be necessary in order to diversify the Corporation’s activities beyond its traditional lines of business and to optimize the significant expertise it has developed over the decades.

“Alongside our revenue-stimulation initiatives, we launched new restructuring and cost-containment efforts in our News Media segment in the fourth quarter of 2011. We introduced measures that will reduce Sun Media Corporation’s staff by 400 employees and should yield annual savings in excess of $20.0 million. However, at the corporate level, those headcount reductions were more than offset by the creation of approximately 1,000 jobs in our Telecommunications segment.

“With respect to corporate expansion, the acquisition of Les Hebdos Montérégiens in early 2011 strengthened Quebecor Media’s distribution network in Québec. The acquisition of an interest in a Quebec Major Junior Hockey League team in June 2011 will make new content available on the Corporation’s various media platforms. Also, in September 2011, Quebecor Media’s Nurun Inc. (“Nurun”) subsidiary acquired a digital agency located in San Francisco, U.S.A., that has extensive expertise in brand promotion and interactive product development. Finally, in February 2012, a joint venture with Saguenay-area entrepreneurs created BlooBuzz Studios L.P., a company engaged in the booming business of video game development for occasional players; Quebecor Media is thus entering a new market that is growing at a spectacular pace, particularly on mobile platforms.

“As we review the events of 2011, we must also note the final agreement on management and naming rights to the future arena in Québec City, for an initial 25-year period. Quebecor Media now has all the tools it needs to pursue its goals, which are to manage a world-class multipurpose center and to bring a National Hockey League team to Québec City.

“Several financial operations were completed in 2011 and early 2012 to extend the maturity dates of Quebecor’s debt, increasing it from a weighted average of 4.9 years as at December 31, 2010 to 6.6 years as at December 31, 2011, considering, on a pro forma basis, the operations carried out at the beginning of 2012. These transactions will also yield annual savings in financial expenses estimated at $30.0 million. We are gratified by the confidence the financial markets have shown in us.

“In conclusion, the many achievements of 2011 and early 2012 have laid solid foundations for several promising projects at Quebecor and its subsidiaries. We are looking to the future with confidence and optimism”, concluded Pierre Karl Péladeau.

Table 1

Quebecor financial highlights, 2007 to 2011

(in millions of Canadian dollars, except per share data)

	2011[1]	2010[1]	2009[2]	2008[2]	2007[2]
Revenues	$4,206.6	$4,000.1	$3,806.4	$3,759.4	$3,390.6
Operating income[3]	1,341.7	1,333.4	1,276.7	1,121.1	948.8
Income (loss) from continuing operations attributable to shareholders	201.0	225.3	276.1	(195.3)	273.3
Net income (net loss) attributable to shareholders	201.0	225.3	277.7	188.0	(968.5)
Adjusted income from continuing operations[4]	191.5	220.6	236.3	179.4	134.4
Per basic share:
Income (loss) from continuing operations attributable to shareholders	3.14	3.50	4.30	(3.04)	4.25
Net income (net loss) attributable to shareholders	3.14	3.50	4.32	2.92	(15.06)
Adjusted income from continuing operations[4]	2.99	3.42	3.68	2.79	2.09

[1]	Financial figures for 2010 and 2011 are presented in accordance with IFRS.
[2]	Financial figures for 2007 to 2009 are presented in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).
[3]	See “Operating income” under “Definitions.”
[4]	See “Adjusted income from continuing operations” under “Definitions.”

2011/2010 financial year comparison

➢	Revenue: $4.21 billion, an increase of $206.5 million (5.2%).

•

Revenues increased in Telecommunications ($201.9 million or 9.1% of segment revenues), Interactive Technologies and Communications ($22.9 million or 23.4%), Leisure and Entertainment ($10.4 million or 3.4%), and News Media ($3.4 million or 0.3%).

•	Revenues decreased in Broadcasting ($2.7 million or -0.6%).

•	Inter-segment revenues also show an unfavorable variance of $29.4 million due to new activities in 2011.

➢	Operating income: $1.34 billion, an increase of $8.3 million (0.6%).

•	Operating income increased in Telecommunications ($51.5 million or 4.9%) and in Interactive Technologies and Communications ($1.9 million or 31.7%).

•	Operating income decreased in News Media ($41.3 million or -21.6% of segment operating income), Broadcasting ($24.4 million or -32.6%), and Leisure and Entertainment ($1.0 million or -3.6%).

•

The change in the fair value of Quebecor Media stock options resulted in a $12.8 million favourable variance in the stock-based compensation charge in 2011 compared with 2010. The fair value of the options decreased in 2011, whereas it increased in 2010. The change in the fair value of Quebecor stock options resulted in a $31.2 million favourable variance in the Corporation’s stock-based compensation charge in 2011.

•

Excluding the impact of the consolidated stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fee provision, operating income would have decreased 2.6% in 2011, compared with an 8.2% increase in 2010.

➢	Net income attributable to shareholders: $201.0 million ($3.14 per basic share) compared with $225.3 million ($3.50 per basic share) in 2010, a decrease of $24.3 million ($0.36 per basic share).

•	The decrease was mainly due to:

•	$113.0 million increase in amortization charge.

Partially offset by:

•	$8.5 million favourable variance in gain on valuation and translation of financial instruments;

•	$8.3 million increase in operating income;

•	$6.9 million decrease in charge for restructuring of operations, impairment of assets and other special items;

•	$5.7 million decrease in loss on debt refinancing.

➢	Adjusted income from continuing operations: $191.5 million in 2011 ($2.99 per basic share) compared with $220.6 million ($3.42 per basic share) in 2010, a decrease of $29.1 million ($0.43 per basic share).

2011/2010 fourth quarter comparison

➢	Revenues: $1.15 billion, an increase of $59.8 million (5.5%).

•

Revenues increased in Telecommunications ($43.6 million or 7.4% of segment revenues), Leisure and Entertainment ($8.6 million or 8.8%), News Media ($8.6 million or 3.2%), and Interactive Technologies and Communications ($8.1 million or 29.0%).

•	Revenues decreased in Broadcasting ($1.8 million or -1.3%).

➢	Operating income: $369.2 million, an increase of $10.1 million (2.8%).

•	Operating income increased in Telecommunications ($31.5 million or 12.0% of segment operating income).

•	Operating income was flat in Interactive Technologies and Communications.

•	Operating income decreased in News Media ($10.8 million or -18.7%), Broadcasting ($8.6 million or -29.5%), and Leisure and Entertainment ($3.7 million or -32.7%).

•

The change in the fair value of Quebecor Media stock options resulted in a $0.3 million favourable variance in the stock-based compensation charge in the fourth quarter of 2011, compared with the same period of 2010. The change in the fair value of Quebecor stock options resulted in an 8.3 million favourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2011.

•

Excluding the impact of the consolidated stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated CRTC Part II licence fee provision, operating income would have increased 0.4% in the fourth quarter of 2011, compared with a 3.8% increase in the same period of 2010.

➢	Net income attributable to shareholders: $85.4 million ($1.34 per basic share) compared with $46.6 million ($0.72 per basic share) in the fourth quarter of 2010, an increase of $38.8 million ($0.62 per basic share).

•	The variance was mainly due to:

•

gain on valuation and translation of financial instruments: $82.5 million in the fourth quarter of 2011 compared with a $23.6 million loss in the same quarter of 2010, a favourable variance of $106.1 million;

•	$12.2 million favourable variance in the charge for restructuring of operations, impairment of assets and other special items;

•	$10.1 million increase in operating income.

Partially offset by:

•	$18.2 million increase in amortization charge.

➢	Adjusted income from continuing operations: $55.6 million in the fourth quarter of 2011 ($0.87 per basic share), compared with $58.2 million ($0.90 per basic share) in the fourth quarter of 2010, a decrease of $2.6 million ($0.03 per basic share).

Financing activities

•

On March 14, 2012, Videotron issued US$800.0 million aggregate principal amount of Senior Notes bearing interest at 5.0%, for a net proceeds of approximately $787.6 million, net of estimated financing fees of $11.9 million.

•

On February 29, 2012, Quebecor Media announced the initiation of a cash tender offer to purchase up to US$260.0 million in aggregate principal amount of its 7.75% Senior Notes due March 15, 2016. The total consideration for each US$1,000.0 principal amount of Senior Notes tendered and purchased is US$1,028.33 for Senior Notes tendered at or prior to March 14, 2012, or US$1,025.83 for Senior Notes tendered after that date but prior to March 28, 2012, plus accrued and unpaid interest.

•

On February 29, 2012, Videotron issued a notice of redemption for any and all of its outstanding 6.825% Senior Notes due January 15, 2014. The redemption price is 100.0% of the principal amount of the notes redeemed, plus accrued and unpaid interest, and the redemption date will be March 30, 2012. The purchase will be carried out on Senior Notes that not have been tendered and purchased under the Videotron cash tender offer announced on February 29, 2012.

•

On February 29, 2012, Videotron announced the initiation of a cash tender offer to purchase any and all of its outstanding 6.825% Senior Notes due January 15, 2014. The total consideration for each US$1,000.0 principal amount of Senior Notes tendered and purchased is US$1,001.25 for Senior Notes tendered at or prior to March 13, 2012, or US$1,000.0 for Senior Notes tendered after that date but prior to March 28, 2012, plus accrued and unpaid interest.

•	On February 24, 2012, TVA Group amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from December 2012 to February 2017.

•

On February 3, 2012, Sun Media Corporation repaid the $37.6 million balance on its term loan credit facility and terminated all its credit facilities. Sun Media Corporation’s liabilities no longer include any long-term debt.

•

On January 25, 2012, Quebecor Media amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from January 2013 to January 2016 and added a new $200.0 million revolving credit facility “C,” also maturing in January 2016.

•	On July 20, 2011, Videotron amended its $575.0 million revolving credit facility to extend the expiry date from April 2012 to July 2016 and to amend some of the terms and conditions.

•

On July 5, 2011, Videotron issued 6 7/8% Senior Notes maturing in 2021 in the aggregate principal amount of $300.0 million, for a net principal amount of $294.8 million. The net proceeds were used to finance the early repayment and withdrawal of US$255.0 million in the principal amount of Videotron’s 6 7/8% Senior Notes maturing in 2014, and to settle the related hedges.

•

The conditions of the exchangeable debentures, Series 2001 and Series Abitibi, were amended in February and June 2011 respectively to reduce the interest rate from 1.50% to 0.10% on the notional principal amount of the debentures. Other related conditions have not changed and remain applicable. In September 2011, the Corporation redeemed exchangeable debentures, Series 2001, in the notional principal amount of $135.0 million for nil consideration.

•

On January 5, 2011, Quebecor Media completed an issuance of Senior Notes in the aggregate principal amount of $325.0 million, for net proceeds of $319.9 million. The Notes bear interest at a rate of 7 3/8% and mature in 2021. Quebecor Media used the net proceeds from the placement primarily to finance the early repayment and withdrawal, on February 15, 2011, of all of Sun Media Corporation’s outstanding 7 5/8% Senior Notes maturing in 2013, in the aggregate principal amount of US$205.0 million, and to finance the settlement and cancellation of related hedges.

Dividends

On March 14, 2012, the Board of Directors of Quebecor declared a quarterly dividend of $0.05 per share on its Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on April 24, 2012 to shareholders of record at the close of business on March 30, 2012. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On August 10, 2011, the Corporation filed a normal course issuer bid for a maximum of 985,233 (“Class A shares”) representing approximately 5% of issued and outstanding Class A shares, and for a maximum of 4,453,304 (“Class B shares”) representing approximately 10% of the public float of Class B shares as of August 2, 2011. The purchases can be made from August 12, 2011 to August 10, 2012 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange. All shares purchased under the bid are, or will be cancelled.

In 2011, the Corporation purchased and cancelled 928,100 Class B shares for a total cash consideration of $30.2 million. The excess of $23.1 million of the purchase price over the carrying value of Class B shares repurchased was recorded in a reduction to retained earnings.

Detailed financial information

For a detailed analysis of Quebecor’s full year and fourth quarter 2011 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Company’s website at: <http://www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss Quebecor’s full year and fourth quarter 2011 results on March 15, 2012, at 11:00 a.m. EDST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 58308#. A tape recording of the call will be available from March 15 to June 13, 2012 by dialling 1 877 293-8133, conference number 766307#, access code for participants 58308#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Transition to IFRS

On January 1, 2011, Canadian GAAP, as used by publicly accountable enterprises, were fully converged into IFRS. Prior to the adoption of IFRS, for all periods up to and including the year ended December 31, 2010, the Corporation’s consolidated financial statements were prepared in accordance with Canadian GAAP. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences related to recognition, measurement and disclosures.

The date of the opening balance sheet under IFRS and the date of transition to IFRS are January 1, 2010. The financial data for 2010 have therefore been restated. The Corporation is also required to apply IFRS accounting policies retrospectively to determine its opening balance sheet, subject to certain exemptions. However, the Corporation is not required to restate figures for periods prior to January 1, 2010 that were previously prepared in accordance with Canadian GAAP.

The significant accounting policies under IFRS are disclosed in Note 1 to the consolidated financial statements for the year ended December 31, 2011. Note 29 describes the adjustments made by the Corporation in preparing its IFRS opening consolidated balance sheet as of January 1, 2010 and in restating its previously published Canadian GAAP consolidated financial statements for the year ended December 31, 2010. Note 29 also provides details on exemption choices made by the Corporation with respect to the general principle of retrospective application of IFRS.

Forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause Quebecor’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2011.

The forward-looking statements in this press release reflect Quebecor’s expectations as of March 15, 2012, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Corporation

Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media Inc., one of Canada’s largest media groups, with more than 16,000 employees. Quebecor Media Inc., through its subsidiary Videotron Ltd., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephone services and mobile telephone services. Through Sun Media Corporation, Quebecor Media Inc. is the largest publisher of newspapers in Canada. It also operates Canoe.ca and its network of English- and French-language Internet properties in Canada. In the broadcasting sector, Quebecor Media Inc. operates, through TVA Group Inc., the number one French-language general-interest television network in Québec, a number of specialty channels, and the Sun News English-language channel. Another subsidiary of Quebecor Media Inc., Nurun Inc., is a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia. Quebecor Media Inc. is also active in magazine publishing (TVA Publishing Inc.), video game development (BlooBuzz Studios, L.P.), book publishing and distribution (Sogides Group Inc. and CEC Publishing Inc.), the production, distribution and retailing of cultural products (Archambault Group Inc. and TVA Films), DVD, Blu-ray disc and videogame rental and retailing (Le SuperClub Vidéotron Ltd.), the printing and distribution of regional newspapers and flyers (Quebecor Media Printing Inc. and Quebecor Media Network Inc.), news content production and distribution (QMI Agency), multiplatform advertising solutions (QMI Sales) and the publishing of printed and online directories, through Quebecor MediaPagesTM.

Sources:

Jean-François Pruneau	J. Serge Sasseville
Chief Financial Officer	Vice President, Corporate and Institutional Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	serge.sasseville@quebecor.com
514 380-4144	514 380-1864

DEFINITIONS

Operating Income

In its analysis of operating results, the Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, loss on debt refinancing, and income tax. Operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that operating income is a meaningful measure of performance. The Corporation uses operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of depreciation and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its segments. Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. The Corporation’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of operating income with net income as disclosed in the Corporation’s consolidated financial statements.

Table 2

Reconciliation of the operating income measure used in this press release to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year ended December 31		Three months ended December 31
	2011	2010	2011	2010
Operating (loss) income:
Telecommunications	$1,098.8	$1,047.3	$294.7	$263.2
News Media	150.1	191.4	47.0	57.8
Broadcasting	50.5	74.9	20.6	29.2
Leisure and Entertainment	26.6	27.6	7.6	11.3
Interactive Technologies and Communications	7.9	6.0	2.5	2.5
Head Office	7.8	(13.8)	(3.2)	(4.9)

	1,341.7	1,333.4	369.2	359.1
Amortization	(512.2)	(399.2)	(138.2)	(120.0)
Financial expenses	(322.9)	(322.6)	(77.7)	(80.1)
Gain (loss) on valuation and translation of financial instruments	54.6	46.1	82.5	(23.6)
Restructuring of operations, impairment of assets and other special items	(30.2)	(37.1)	(11.2)	(23.4)
Loss on debt refinancing	(6.6)	(12.3)	—	—
Income taxes	(141.4)	(151.7)	(60.2)	(14.1)

Net income	$383.0	$456.6	$164.4	$97.9

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operations, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, and loss on debt refinancing, net of income tax and net income attributable to non-controlling interests. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to the net income attributable to shareholders measure used in Quebecor’s consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net income attributable to shareholders measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year ended December 31		Three months ended December 31
	2011	2010	2011	2010
Adjusted income from continuing operations	$191.5	$220.6	$55.6	$58.2
Gain (loss) on valuation and translation of financial instruments	54.6	46.1	82.5	(23.6)
Restructuring of operations. impairment of assets and other special items	(30.2)	(37.1)	(11.2)	(23.4)
Loss on debt refinancing	(6.6)	(12.3)	—	—
Income taxes related to adjustment[1]	(3.8)	7.9	(17.5)	19.5
Net income attributable to non-controlling interest related to adjustments	(4.5)	0.1	(24.0)	15.9

Net income attributable to shareholders	$201.0	$225.3	$85.4	$46.6

[1]	Includes the impact of fluctuations in tax rates applicable to adjusted items, either for statutory reasons or in connection with tax planning arrangements.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable telephony and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable telephony and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended December 31		Twelve months ended December 31
(unaudited)	2011	2010	2011	2010
Revenues
Telecommunications	$634.8	$591.2	$2,430.7	$2,228.8
News Media	275.6	267.0	1,018.4	1,015.0
Broadcasting	131.6	133.4	445.5	448.2
Leisure and Entertainment	106.2	97.6	312.9	302.5
Interactive Technologies and Communications	36.0	27.9	120.9	98.0
Inter-segment	(36.3)	(29.0)	(121.8)	(92.4)

	1,147.9	1,088.1	4,206.6	4,000.1
Cost of sales, selling and administrative expenses	778.7	729.0	2,864.9	2,666.7
Amortization	138.2	120.0	512.2	399.2
Financial expenses	77.7	80.1	322.9	322.6
(Gain) loss on valuation and translation of financial instruments	(82.5)	23.6	(54.6)	(46.1)
Restructuring of operations, impairment of assets and other special items	11.2	23.4	30.2	37.1
Loss on debt refinancing	—	—	6.6	12.3

Income before income taxes	224.6	112.0	524.4	608.3
Income taxes:
Current	(12.8)	(9.5)	(17.7)	56.4
Deferred	73.0	23.6	159.1	95.3

	60.2	14.1	141.4	151.7

Net income	$164.4	$97.9	$383.0	$456.6

Net income attributable to
Shareholders	$85.4	$46.6	$201.0	$225.3
Non-controlling interests	79.0	51.3	182.0	231.3

Earnings per share attributable to shareholders
Basic	$1.34	$0.72	$3.14	$3.50
Diluted	1.34	0.70	3.11	3.44

Weighted average number of shares outstanding (in millions)	63.5	64.3	64.0	64.3

Weighted average number of diluted shares (in millions)	63.8	65.0	64.4	65.1

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended December 31		Twelve months ended December 31
(unaudited)	2011	2010	2011	2010
Net income	$164.4	$97.9	$383.0	$456.6

Other comprehensive loss:
(Loss) gain on translation of net investments in foreign operations	—	(1.1)	1.6	(2.9)
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(22.9)	(52.4)	(9.5)	43.0
Deferred income taxes	5.1	11.1	(2.0)	(2.7)
Defined benefit plans:
Acturial loss and net change in asset limit and in minimum funding liability	(89.7)	(61.1)	(90.0)	(65.3)
Deferred income taxes	23.6	16.0	23.7	17.2
Reclassification to income:
Other comprehensive loss related to cash flow hedges	—	—	0.8	8.4
Deferred income taxes	—	—	(0.2)	(2.5)

	(83.9)	(87.5)	(75.6)	(4.8)

Comprehensive income	$80.5	$10.4	$307.4	$451.8

Comprehensive income attributable to
Shareholders	$44.1	$(1.1)	$164.4	$223.6
Non-controlling interests	36.4	11.5	143.0	228.2

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)	Three months ended December 31		Twelve months ended December 31
(unaudited)	2011	2010	2011	2010

Net income before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing and income taxes

Telecommunications	$294.7	$263.2	$1,098.8	$1,047.3
News Media	47.0	57.8	150.1	191.4
Broadcasting	20.6	29.2	50.5	74.9
Leisure and Entertainment	7.6	11.3	26.6	27.6
Interactive Technologies and Communications	2.5	2.5	7.9	6.0
Head Office	(3.2)	(4.9)	7.8	(13.8)

	$ 369.2	$359.1	$1,341.7	$1,333.4

Amortization
Telecommunications	$113.5	$95.1	$421.4	$305.0
News Media	14.9	16.4	56.0	61.4
Broadcasting	5.0	4.2	17.8	15.5
Leisure and Entertainment	1.9	2.5	8.7	9.8
Interactive Technologies and Communications	1.7	0.9	4.2	3.9
Head Office	1.2	0.9	4.1	3.6

	$138.2	$120.0	$512.2	$399.2

Additions to property, plant and equipment
Telecommunications	$196.6	$190.6	$725.3	$651.4
News Media	2.4	4.4	13.7	11.4
Broadcasting	8.0	6.7	30.5	18.5
Leisure and Entertainment	2.3	0.8	6.3	4.2
Interactive Technologies and Communications	0.6	0.6	4.3	2.6
Head Office	0.1	0.6	0.9	2.4

	$210.0	$203.7	$781.0	$690.5

Additions to intangible assets
Telecommunications	$20.7	$23.7	$73.2	$71.9
News Media	2.7	4.5	10.8	12.0
Broadcasting	2.4	1.8	5.8	5.9
Leisure and Entertainment	0.2	(0.4)	1.8	5.4

	$26.0	$29.6	$91.6	$95.2

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity attributable
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive (loss) income	to non- controlling interests	Total equity
Balance as of December 31, 2009 as previously reported under Canadian GAAP	$346.6	$4.7	$830.1	$(11.0)	$—	$1,170.4
IFRS adjustments	—	(2.7)	(73.5)	1.0	1,162.6	1,087.4

Balance as of January 1, 2010	346.6	2.0	756.6	(10.0)	1,162.6	2,257.8
Net income	—	—	225.3	—	231.3	456.6
Other comprehensive (loss) income	—	—	(25.4)	23.7	(3.1)	(4.8)
Acquisition of non-controlling interests	—	(1.1)	—	—	(1.9)	(3.0)
Dividends	—	—	(12.9)	—	(42.0)	(54.9)

Balance as of December 31, 2010	346.6	0.9	943.6	13.7	1,346.9	2,651.7
Net income	—	—	201.0	—	182.0	383.0
Other comprehensive loss	—	—	(31.5)	(5.1)	(39.0)	(75.6)
Issuance of shares of a subsidiary	—	—	—	—	1.0	1.0
Repurchase of Class B shares	(7.1)	—	(23.1)	—	—	(30.2)
Dividends	—	—	(12.8)	—	(46.5)	(59.3)

Balance as of December 31, 2011	$339.5	$0.9	$1,077.2	$8.6	$1,444.4	$2,870.6

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended December 31		Twelve months ended December 31
(unaudited)	2011	2010	2011	2010
Cash flows related to operating activities
Net income	$164.4	$97.9	$383.0	$456.6
Adjustments for:
Amortization of property, plant and equipment	105.9	91.9	391.3	325.4
Amortization of intangible assets	32.3	28.1	120.9	73.8
(Gain) loss on valuation and translation of financial instruments	(82.5)	23.6	(54.6)	(46.1)
Impairment of assets	—	0.8	1.5	11.9
Loss on debt refinancing	—	—	6.6	12.3
Amortization of financing costs and long-term debt discount	3.6	3.2	12.8	12.5
Deferred income taxes	73.0	23.6	159.1	95.3
Other	(3.0)	(1.1)	(2.1)	(7.9)

	293.7	268.0	1,018.5	933.8
Net change in non-cash balances related to operating activities	(117.6)	(114.3)	(152.2)	(123.9)

Cash flows provided by operating activities	176.1	153.7	866.3	809.9

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	—	—	(55.7)	(3.1)
Additions to property, plant and equipment	(210.0)	(203.7)	(781.0)	(690.5)
Additions to intangible assets	(26.0)	(29.6)	(91.6)	(95.2)
Proceeds from disposals of assets	4.5	3.4	12.0	53.0
Net change in temporary investments	—	—	—	30.0
Other	—	(0.7)	3.2	1.7

Cash flows used in investing activities	(231.5)	(230.6)	(913.1)	(704.1)

Cash flows related to financing activities
Net change in bank indebtedness	(0.5)	1.9	(1.5)	3.9
Net change under revolving facilities	6.7	(14.4)	2.7	(11.9)
Issuance of long-term debt, net of financing fees	71.0	—	685.8	292.7
Repayment of long-term debt	(6.8)	(17.0)	(487.9)	(359.5)
Settlement of hedging contracts	—	—	(160.2)	(32.4)
Repurchase of Class B shares	(6.2)	—	(30.2)	—
Dividends	(3.2)	(3.3)	(12.8)	(12.9)
Dividends paid to non-controlling shareholders	(11.3)	(11.9)	(46.5)	(42.0)
Other	(0.1)	—	1.0	—

Cash flows provided by (used in) financing activities	49.6	(44.7)	(49.6)	(162.1)

Net change in cash and cash equivalents	(5.8)	(121.6)	(96.4)	(56.3)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.2)	(0.2)	0.1	(1.0)
Cash and cash equivalents at beginning of period	152.4	364.5	242.7	300.0

Cash and cash equivalents at end of period	$146.4	$242.7	$146.4	$242.7

Cash and cash equivalents consist of
Cash	$29.9	$122.1	$29.9	$122.1
Cash equivalents	116.5	120.6	116.5	120.6

	$146.4	$242.7	$146.4	$242.7

Non-cash investing activities
Net change in additions to property, plant and equipment and intangible assets financed with accounts payable	$(55.4)	$8.9	$(26.7)	$(16.4)

Interest and taxes reflected as operating activities
Cash interest payments	$134.4	$117.3	$320.5	$306.0
Cash income tax payments (net of refunds)	0.4	2.9	30.7	37.0

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	December 31 2011	December 31 2010
Assets

Current assets
Cash and cash equivalents	$146.4	$242.7
Cash and cash equivalents in trust	0.3	5.3
Accounts receivable	603.4	588.5
Income taxes	29.0	6.4
Inventories	283.6	245.2
Prepaid expenses	31.3	38.0

	1,094.0	1,126.1
Non-current assets
Property, plant and equipment	3,211.1	2,805.7
Intangible assets	1,041.0	1,036.3
Goodwill	3,543.8	3,505.2
Derivative financial instruments	34.9	28.7
Deferred income taxes	20.6	20.3
Other assets	93.4	93.8

	7,944.8	7,490.0

Total assets	$9,038.8	$8,616.1

Liabilities and equity

Current liabilities
Bank indebtedness	$4.2	$5.7
Accounts payable and accrued charges	776.5	753.6
Provisions	33.7	72.2
Deferred revenue	295.7	275.1
Income taxes	2.7	33.6
Current portion of long-term debt	114.5	30.8

	1,227.3	1,171.0
Non-current liabilities
Long-term debt	3,688.3	3,587.3
Derivative financial instruments	315.4	479.9
Other liabilities	344.7	274.0
Deferred income taxes	592.5	452.2

	4,940.9	4,793.4

Equity
Capital stock	339.5	346.6
Contributed surplus	0.9	0.9
Retained earnings	1,077.2	943.6
Accumulated other comprehensive income	8.6	13.7

Equity attributable to shareholders	1,426.2	1,304.8
Non-controlling interests	1,444.4	1,346.9

	2,870.6	2,651.7

Total liabilities and equity	$9,038.8	$8,616.1

Supplementary Disclosure

Quarter / 12-Month Period

Ended December 31, 2011

For additional information, please contact

Jean-François Pruneau, Chief Financial Officer, at 514 380-4144

Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

December 31, 2011

Net Income Attributable to Shareholders

	4th Quarter		Full Year
	2011	2010	2011	2010
Net income per share (basic)	$1.34	$0.72	$3.14	$3.50
Net income per share, before gains and losses on valuation and translation of financial instruments and unusual items	$0.87	$0.90	$2.99	$3.42

Reconciliation of net income per share

	4th Quarter		Full Year
	2011	2010	2011	2010
Net income per share, before gains and losses on valuation and translation of financial instruments and unusual items	$0.87	$0.90	$2.99	$3.42
Other adjusments[1]:
Unusual items	(0.06)	(0.02)	(0.17)	(0.24)
Gain (loss) on valuation and translation of financial instruments	0.53	(0.16)	0.32	0.32

Total	0.47	(0.18)	0.15	0.08

Reported net income per share (basic)	$1.34	$0.72	$3.14	$3.50

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

December 31, 2011

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2014 (availability: $150)		$70.7
Mortgage loan due in 2012		34.2

		$104.9

Quebecor Media Inc.
Revolving credit facility due in 2016 (availability: $300)		—
Export financing due in 2015		$42.5
Term loan “B” due in 2013		162.6
7 3/4% Senior Notes due in 2016		1,219.6
7 3/8% Senior Notes due in 2021		325.0

		1,749.7

Videotron Ltd.
Revolving credit facility due in 2016 (availability: $575)		—
Export Financing due in 2018		69.6
6 7/8% Senior Notes due in 2014		401.8
6 3/8% Senior Notes due in 2015		177.6
9 1/8% Senior Notes due in 2018		719.0
7 1/8% Senior Notes due in 2020		300.0
6 7/8% Senior Notes due in 2021		300.0

		1,968.0

Sun Media Corporation
Revolving credit facility due in 2012 (canceled on February 3, 2012)		—
Term loan “C” due in 2012 (repaid and canceled on February 3, 2012)		37.4

		37.4

TVA Group Inc.
Revolving credit facility due in 2017 (availability: $100)		18.0
Term Loan due in 2014		75.0

		93.0

Total Quebecor Media Inc.		$3,848.1

TOTAL LONG TERM DEBT		$3,953.0

Bank indebtedness		4.2
Exchangeable debentures - QI		2.1
Liability related to cross-currency interest rate swaps (FX rate differential) - QI [1]		—
Liability related to cross-currency interest rate swaps (FX rate differential) - QMI [1]		304.8

Cash and cash equivalents [2]:
Quebecor Inc.		0.3
Quebecor Media Inc.		146.4
Videotron Ltd.	$95.0
Sun Media Corporation	33.8
Other 100% owned subsidiaries	15.8
TVA Group Inc.	1.8

		$146.7

[1]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.
[2]	Includes cash and cash equivalents and cash and cash equivalents in trust.

TELECOMMUNICATIONS

Supplementary Disclosure

December 31, 2011

Operating Results

	2011				2010
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Homes Passed (‘000)	2,657.3	2,647.7	2,635.8	2,623.2	2,612.4
Basic Subscribers (‘000)	1,861.5	1,844.2	1,800.6	1,808.6	1,811.6
Basic Penetration	70.1%	69.7%	68.3%	68.9%	69.3%
Extended Tier Subscribers (‘000)	1,672.6	1,657.3	1,627.3	1,627.5	1,622.0
Extended Tier Penetration	89.9%	89.9%	90.4%	90.0%	89.5%
Digital Set-Top Boxes (‘000)	2,112.7	1,995.0	1,852.5	1,792.4	1,724.0
Digital Subscribers (‘000)	1,400.8	1,348.1	1,270.4	1,243.7	1,219.6
Digital Penetration	75.3%	73.1%	70.6%	68.8%	67.3%
Cable Internet Subscribers (‘000)	1,332.5	1,306.4	1,266.5	1,263.6	1,252.1
Cable Internet Penetration	71.6%	70.8%	70.3%	69.9%	69.1%
Cable Telephony Subscribers (‘000)	1,205.3	1,179.4	1,141.6	1,129.8	1,114.3
Cable Telephony Penetration	64.7%	64.0%	63.4%	62.5%	61.5%
Mobile Telephony Subscribers (‘000)	290.6	258.1	210.6	164.7	136.1
Revenue Generating Units (‘000)	4,689.9	4,588.1	4,419.4	4,366.7	4,314.1

	4th Quarter			Full Year
	2011	2010	VAR	2011	2010	VAR
(in millions)
Revenues	$634.8	$591.2	7.4%	$2,430.7	$2,228.8	9.1%
Cable Television	261.8	245.9	6.5%	1,012.6	950.6	6.5%
Internet	183.2	166.3	10.2%	698.2	644.3	8.4%
Cable Telephony	111.5	106.9	4.3%	436.7	409.9	6.5%
Mobile Telephony	34.3	16.9	103.0%	112.7	53.2	111.8%
Business Solutions	16.6	16.1	3.1%	63.0	59.8	5.4%
Other	27.4	39.1	-29.9%	107.5	111.0	-3.2%

EBITDA	$294.7	$263.2	12.0%	$1,098.8	$1,047.3	4.9%
EBITDA Margin (%)	46.4%	44.5%		45.2%	47.0%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$62.1	$38.8		$201.2	$128.1
Scalable Infrastructure	67.1	98.7		266.1	329.9
Line Extensions	29.4	17.2		113.9	61.5
Upgrade / Rebuild	33.5	29.7		121.3	110.8
Support Capital and Other	25.2	29.9		96.0	93.0

Total	$217.3	$214.3	1.4%	$798.5	$723.3	10.4%

2-Way Capability	99%	99%		99%	99%
Cable Television ARPU	$47.01	$45.36		$46.27	$44.22
Total ARPU	$106.90	$98.85		$103.28	$95.73
Mobile Telephony Acquisition Costs	$489	$471

NEWS MEDIA

Supplementary Disclosure

December 31, 2011

Operating Results

	4th Quarter			Full Year
	2011	2010	VAR	2011	2010	VAR
Linage (‘000)
Urban Dailies	42,034	42,144	-0.3%	156,080	160,958	-3.0%

(in millions)
Revenues	$275.6	$267.0	3.2%	$1,018.4	$1,015.0	0.3%
Advertising	199.2	199.8	-0.3%	740.1	740.6	-0.1%
Circulation	45.3	44.5	1.8%	172.0	181.3	-5.1%
Other	31.1	22.7	37.0%	106.3	93.1	14.2%

Urban Dailies	$143.7	$147.5	-2.6%	$538.8	$558.8	-3.6%
Community Newspapers	112.8	106.2	6.2%	416.6	402.5	3.5%
Other	68.4	60.8	12.5%	245.4	222.0	10.5%
Eliminations	(49.3)	(47.5)	n.m.	(182.4)	(168.3)	n.m.

EBITDA	$47.0	$57.8	-18.7%	$150.1	$191.4	-21.6%
EBITDA Margin (%)	17.1%	21.6%		14.7%	18.9%

Change in Newsprint Expense			6.5%			5.5%

QUEBECOR INC.

Supplementary Disclosure

December 31, 2011

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	67,636,713	54.7%	54.7%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,228,591	51.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

December 31, 2011

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the financial year 2011, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc., available on the Company's website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the financial year 2011 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Claudine Tremblay
Claudine Tremblay
Vice-President and Secretary

Date: March 16, 2012